Exhibit 99.2

Santiago, February 22, 2023.
GG. – 48 / 2023

Ms.
Solange Berstein Jáuregui
Chairman
Comisión para el Mercado Financiero
Present

Ref.: Material Event Notice – Summoning to Annual General Shareholders’ Meeting.

Dear Chairman,

Pursuant to the provisions set forth in Articles 9 and 10 of Law No. 18,045 of the Securities Market and Chapter 18-10 of the Updated Compilation of Rules of the Comisión para el Mercado Financiero, and duly authorized, I hereby inform you as a Material Event of Itaú Corpbanca (the “Bank”) the following:

The Board of Directors, in its ordinary meeting held on this same date, has agreed to summon to an Annual General Shareholders’ Meeting (the “Meeting”), on April 20, 2023, at 10:00 a.m., at Avenida Presidente Riesco 5537, 3rd floor, Las Condes, Santiago, which will be held remotely, in order to hear and decide on the following matters:

1.	Approve the Annual Report, Balance Sheet, Financial Statements and External Auditors’ Report as of and for the year ended December 31, 2022.
2.	Vote on profit distribution and dividend payments.
3.	Appoint the external auditors and rating agencies for 2023.
4.	Appoint the members of the board of directors. This matter will only be heared and decided in the Meeting so long as at March 31, 2023 the Comision para el Mercado Financiero has approved the amendement to the by-laws resolved in the Extraordinary General Shareholders’ Meeting held on January 19, 2023, in which, among other mattters, was agreed to decrease the number of board members from eleven to seven; and the number of alternate board members from two to one. The Bank will timely inform pursuant to a Material Event if there will be or not an election of members of the board of directors in the Meeting.
5.	Determine and approve Board, Audit Committee and Directors’ Committee compensation and expense budgets, and the compensation for participation in other committees.

6.	Review information on the transactions referred to in articles 146 et seq. of Law 18,046 on Corporations.
7.	Review report from Audit Committee and Director’s Committee.
8.	Address other matters within the jurisdiction of an Ordinary General Shareholders’ Meeting, according to the law and the Bank’s bylaws.

The holders of shares registered in the Shareholders’ Registry at midnight on the fifth business day prior to the date of the Meeting, i.e., registered at midnight on April 14, 2023, shall have the right to participate in the Meeting and to exercise their right to speak and vote.

Shareholders may obtain a copy of the documents supporting the matters to be submitted for consideration at the Meeting, as of April 5, 2023, on the Bank’s website, www.itau.cl, in the Investor Relations section (https://ir.itau.cl/English/events-and-presentations/general-shareholders-meetings/Annual-General-Shareholders-Meeting-April-20-2023/). In addition, from such same date, any shareholder wishing to obtain a copy of these documents may contact the Investor Relations Department at ir@itau.cl.

As mentioned above, it has been decided that the Meeting will be held remotely, in order to prevent those attending the Meeting from being exposed to contagion. For this purpose, the shareholder interested in participating in the Meeting, or her/his representative, must, until 2:00 p.m. on the day before the Meeting, send an e-mail to registrojuntas@dcv.cl, expressing interest in participating in the Meeting, attaching a scanned image of her/his identity card on both sides or her/his passport; the power of attorney, if applicable; and the application form to register for the Meeting. The Meeting will be held through the Microsoft Teams videoconferencing platform and voting by acclamation or viva voce, or through the electronic voting platform that will be informed in due course. The rest of the required documentation and more detailed information on how to register, connect, participate and vote remotely at the Meeting and other relevant aspects will be made available and communicated in a timely manner through instructions that will be uploaded to the Bank’s website, www.itau.cl, in the Investor Relations section (https://ir.itau.cl/English/events-and-presentations/general-shareholders’-meetings/Annual-General-Shareholders-Meeting--April-20-2023/).

The notices summoning the Meeting will be published in La Tercera newspaper on April 5, 10 and 18, 2023.

Sincerely,

Gabriel Amado de Moura
Chief Executive Officer
Itaú Corpbanca